Neil M. Goodman Neil.Goodman @aporter.com +1 202.942.5191 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

May 28, 2015

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Barros, Assistant Director

Re:	CNL Healthcare Properties, Inc. (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-11
File No. 333-196108 (Filed May 20, 2015)

Dear Ms. Barros:

We are writing in response to comments provided by the staff of the U.S. Securities and Exchange Commission telephonically to me on May 27, 2015 with respect to Post-Effective Amendment No. 1 to the Company’s registration statement on Form S-11 filed on May 20, 2015 (the “Registration Statement”). On behalf of the Company, we have reproduced your comments below and provided the Company’s responses immediately thereafter. Capitalized terms shall have the meanings attributed to such terms in the Registration Statement.

1.	Comment:	Page S-22. In future filings, please include, in the disclosures in footnote 4 to the table setting forth information concerning distributions declared and paid, a statement that MFFO is not necessarily indicative of cash flows available to fund cash needs and should not be considered an alternative to cash flows from operations as an indication of liquidity.

	Response:	In future filings, the Company will include such statements in the appropriate footnote to its table of distributions declared and paid.

2.	Comment:	Page 28. In future filings, please include, in the Risk Factor relating to sources of cash available to pay distributions under “Company Related Risks — We have not had sufficient cash available from operations to pay distributions . . .,” the percentage of distributions for the relevant period(s) that were funded with offering proceeds.

Sonia Barros, Esq.

May 28, 2015

Response:	In future filings, in any Risk Factor discussing the sources of funds to pay distributions, the Company will include the percentage of distributions paid in the relevant period(s) that were funded with offering proceeds.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5191 (fax: 202-942-5999).

Very truly yours,

/s/ Neil M. Goodman
Neil M. Goodman

cc:	Stephen H. Mauldin
Tracey Bracco
Lina Angelici